EDGAR Submission Header Summary

Submission Type	**N-CSR**
Live File	**on**
Return Copy	**on**
Submission Contact	**Rose Carling**
Submission Contact Phone Number	**212-319-6681**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000914248**
Filer CCC	**xxxxxxxx**
Period of Report	**06/30/09**
Filer Investment Company Type	**N-2**
Notify via Filing website Only	**off**
Emails	**rosie@ssfund.com**

Documents

N-CSR	**ssfiiincsrjune09.htm**
	SSF III NCSR June 2009
EX-99	**ssfiiiexhibit99june09.htm**
	SSF III Exhibit 99
EX-99.906	**ssfiiiexhibit99906june09.htm**
	SSF III Exhibit 99906

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>N-CSR</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Rose Carling</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>212-319-6681</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000914248</value></field>
                <field sid="SubFiler_filerCcc_"><value>ros1*bar</value></field>

                <field sid="SubTable_periodOfReport_"><value>06/30/09</value></field>
                <combobox sid="SubInvCompany_invCompanyType_"><value>N-2</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>ssfiiincsrjune09.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>N-CSR</value></combobox>
                <field sid="SubDocument_description_"><value>SSF III NCSR June 2009</value></field>
                <data sid="data1"><filename>ssfiiincsrjune09.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ssfiiiexhibit99june09.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99</value></combobox>
                <field sid="SubDocument_description_1"><value>SSF III Exhibit 99</value></field>
                <data sid="data2"><filename>ssfiiiexhibit99june09.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ssfiiiexhibit99906june09.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.906</value></combobox>
                <field sid="SubDocument_description_2"><value>SSF III Exhibit 99906</value></field>
                <data sid="data3"><filename>ssfiiiexhibit99906june09.htm</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>rosie@ssfund.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number   811-08110

SPECIAL SITUATIONS FUND III, L.P.
(Exact name of registrant as specified in charter)

527 MADISON AVENUE, SUITE 2600, NEW YORK, NEW YORK   10022
(Address of principal executive offices)   (Zip code)

Allen B. Levithan, Esq.
c/o Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
(Name and address of agent for service)

Registrant's telephone number, including area code   (212) 319-6670

Date of fiscal year end: DECEMBER 31, 2009

Date of reporting period: JUNE 30, 2009

Form N-CSR is to be used by management investment companies to file reports with the Commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

Item 1.   **Reports to Stockholders.**

June 30, 2009

Special Situations Fund III, L.P.   **Second**
Quarter Report
- Liquidation Basis

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

INDEX TO THE SECOND QUARTER REPORT – LIQUIDATION BASIS

JUNE 30, 2009

_____

	PAGE
Statement of Financial Condition – Liquidation Basis	1
Portfolio of Investments – Liquidation Basis	2
Statement of Operations – Liquidation Basis	4
Statements of Changes in Partners' Capital – Liquidation Basis	5
Notes to the Financial Statements – Liquidation Basis	6

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION - LIQUIDATION BASIS

JUNE 30, 2009

ASSETS

Investments, at fair value (cost $840,317)	$ 1,042,370
Cash and cash equivalents	407,398
Receivable for investments sold	36,771
Total Assets	$ 1,486,539

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accrued Independent General Partners' fees	$ 10,000
Accrued professional fees	48,192
Administrator's fee payable	5,698
Accrued expenses	2,585
Total Liabilities	66,475

Partners' Capital

Limited Partners	1,210,812
Corporate General Partner	192,247
Individual General Partners	17,005
Total Partners' Capital	1,420,064
Total Liabilities and Partners' Capital	$ 1,486,539

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS - LIQUIDATION BASIS

JUNE 30, 2009

Shares	Common Stocks		Fair Value
	Electronic - Display 10.84%		
993,474	E Ink Corporation (Illiquid)	$	153,988
	Internet Commerce 8.54%		
734,830	Clacendix, Inc.		121,247
	Telecom Equipment 0.08%		
54,000	Vertical Communications, Inc.		1,080
	Total Common Stocks 19.46% (cost $156,283)		**276,315**

Shares	Preferred Stocks		Fair Value
	Data Security 17.93%		
100,739	Verdasys, Inc. Series B convertible (Illiquid)	$	254,668
	Electronic - Display 35.13%		
549,484	E Ink Corporation Series A (Illiquid)		297,875
904,490	E Ink Corporation Series B (Illiquid)		200,978
			498,853
	Telecom Equipment 0.88%		
100	Vertical Communications, Inc. 10% convertible		3,734
22	Vertical Communications, Inc. 10% convertible		8,800
			12,534
	Total Preferred Stocks 53.94% (cost $684,034)		**766,055**
	TOTAL INVESTMENTS 73.40% (cost $840,317)	$	**1,042,370**

All percentages are relative to Partners' Capital.

All securities are non-income producing.

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS - LIQUIDATION BASIS

JUNE 30, 2009

Industry Concentration	Total	% of Partners' Capital
Data Security	$ 254,668	17.93
Electronic - Display	652,841	45.97
Internet Commerce	121,247	8.54
Telecom Equipment	13,614	0.96
TOTAL PORTFOLIO	**$ 1,042,370**	**73.40%**

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF OPERATIONS - LIQUIDATION BASIS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized loss on investments	$ (3,596,827)	
Net change in unrealized appreciation	3,830,030	
Net Realized and Unrealized Gain on Investments		$ 233,203
INVESTMENT INCOME (LOSS)		
Investment Income		
Interest	1,855	
Dividends	2,020	
Total Investment Income	3,875	
Operating Expenses		
Administrator's fee	12,814	
Professional fees	53,727	
Independent General Partners' fees	10,000	
Custody fee and other	4,873	
Total Operating Expenses	81,414	
Net Investment Loss		(77,539)
NET INCOME		$ 155,664

See the accompanying Notes to the Financial Statements.

4

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL - LIQUIDATION BASIS

(Information Subsequent to December 31, 2008 is Unaudited)

	Per Limited Partners' Unit	Limited Partners	Corporate General Partner	Individual General Partners	Total
YEAR ENDED					
DECEMBER 31, 2008:					
BALANCE,					
DECEMBER 31, 2007		$ 33,303,994	$ 4,980,130	$ 440,537	$ 38,724,661
Allocation of net loss		(7,795,872)	(1,194,528)	(105,667)	(9,096,067)
Repurchases		(1,664,194)	-	-	(1,664,194)
Liquidating distribution		(20,463,674)	(3,248,929)	(287,397)	(24,000,000)
BALANCE,					
DECEMBER 31, 2008	$ 25,000	3,380,254	536,673	47,473	3,964,400
SIX MONTHS ENDED					
JUNE 30, 2009:					
Allocation of net income	$ 982	132,727	21,073	1,864	155,664
Liquidating distribution		(2,302,169)	(365,499)	(32,332)	(2,700,000)
BALANCE,					
JUNE 30, 2009	$ 25,000	$ 1,210,812	$ 192,247	$ 17,005	$ 1,420,064

See Note 4 for changes in Units outstanding.

See the accompanying Notes to the Financial Statements.

5

NOTE 1 -   **GENERAL:**

Organization:

Special Situations Fund III, L.P. (the "Fund") was organized under the Delaware Revised Uniform Limited Partnership Act on October 18, 1993, and commenced investment operations on January 1, 1994. The Fund is a closed-end interval fund registered under the Investment Company Act of 1940 (the "1940 Act"). The Fund shall have perpetual existence unless sooner dissolved as provided for in the Agreement of Limited Partnership (the "Agreement"). See Liquidation and Dissolution section below.

The Agreement provides for not less than three "Individual General Partners" and a "Corporate General Partner." The General Partners, as a group, must own not less than one percent (1%) of the Fund's outstanding Units. The Fund has five Individual General Partners of which four are independent, as defined in the 1940 Act.

The Corporate General Partner and Investment Adviser is MGP Advisers Limited Partnership ("MGP"), of which the General Partner is AWM Investment Company, Inc. ("AWM"). MGP has appointed AWM as agent and nominee, with the rights, power and authority to act on behalf of MGP with respect to the execution of trades and related matters concerning the Fund. Austin W. Marxe, an Individual General Partner of the Fund and a limited partner of MGP owns directly and indirectly a controlling interest in MGP and AWM. Mr. Marxe is primarily responsible for managing the Fund's investments and performing certain administrative services on its behalf.

The Fund sought long-term capital appreciation by investing primarily in equity securities and securities with equity features of publicly traded companies which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired.

Liquidation and Dissolution:

On March 10, 2008, the Independent General Partners approved the submission to a vote of the partners of a proposal to liquidate and dissolve the Fund (the "Liquidation Proposal") in order to provide the Limited Partners with the opportunity to determine whether the liquidation of the Fund is a preferable alternative to its continued operation. The reduced liquidity of the Fund operating under the Safe Harbor Amendments which limited semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increased the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date as well as the increased expense ratio as a result of various costs not decreasing in proportion to the Fund's size, were an impetus for the Liquidation Proposal.

NOTE 1 -   GENERAL (CONTINUED):

Liquidation and Dissolution (Continued):

Other considerations included the possibility that sales of the Fund's securities as part of the liquidation may not result in the Fund receiving the maximum return on these securities due to market conditions at the time of the sales or the constraints imposed by the liquidation. In order to properly consider all relevant factors in determining whether to vote "For" or "Against" the Liquidation Proposal, MGP and the Individual General Partners resolved to withhold their vote until the Special Meeting of Partners.

On June 10, 2008 a Special Meeting of Partners was held whereby the requisite vote was cast in favor of the Liquidation Proposal. Matters discussed included those indicated above as well as the economic and market conditions at the time of the meeting. The current management will continue to operate the Fund during the liquidation process. MGP will continue to serve as the Fund's Investment Adviser, but will not make new investments unless considered necessary to preserve the value of existing investments as well as invest in short-term liquid securities for cash management purposes. On December 2, 2008 the Independent General Partners approved the initial liquidating distribution of $24 million, representing in excess of 85% of the Fund's net assets at the time, which was paid on December 8, 2008. On June 2, 2009 the Independent General Partners approved the second liquidating distribution of $2.7 million, representing in excess of 65% of the Fund's net assets at that time, which was paid on June 4, 2009.

NOTE 2 -   ACCOUNTING POLICIES:

The Fund measures its assets and liabilities at the amounts of fair value or cash, as appropriate, expected in liquidation and reports changes in estimates when they are known.

Securities traded on a securities exchange or on the NASDAQ System are valued at the last reported sales price on the last business day of the reporting period. Securities for which no sale occurred on such day are valued at the average of the highest bid and lowest asked prices on the last trading day. Securities for which market quotations are not available are recorded at fair value as determined in good faith by the Individual General Partners. Securities transactions are recorded on trade date. Realized gains and losses on sales of securities are determined using the specific identification cost method. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

NOTE 2 -   ACCOUNTING POLICIES (CONTINUED):

Cash and cash equivalents consist principally of cash balances held in a brokerage account. The Fund considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

The Fund entered into agreements to lend portfolio securities to qualified borrowers in order to earn additional income. The terms of each lending agreement require that loans are secured by cash or securities with an aggregate market value at least equal to a percentage of the market value of the loaned securities agreed upon by the borrower and the Fund (which shall be not less than 100% of the market value of the loaned securities), computed on a daily basis. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to collateral. Gain or loss in the fair value of portfolio securities loaned that may occur during the term of the loan will be attributed to the Fund. At June 30, 2009, there were no securities loaned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB 109, Accounting for Income Taxes". This Interpretation, which applies to all entities, including pass through entities such as the Fund, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It is effective for all fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has concluded that there is no impact on the Fund's financial statements as a result of implementing FIN 48.

In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification™ ("Codification") will become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement was effective for financial statements issued for interim and annual periods ending after September 15, 2009.

NOTE 3 - **ALLOCATION OF ACCOUNTING INCOME AND LOSSES:**

The Agreement provides for allocations of profits and losses at the close of each fiscal period (see Note 4).

Net income is allocated: first, to MGP to the extent of any previous net losses allocated to MGP in excess of the other partners' capital balances; next, to the partners in proportion to the number of Units held by each to the extent of net losses previously allocated to them; and, thereafter, 80% to the partners in proportion to the number of Units held by each and 20% performance allocation to MGP. If there is a loss for a fiscal period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. The amount of loss carryover at June 30, 2009 was $12,065,838.

Net losses are allocated to the partners in proportion to the number of Units held by each, provided, however, that losses in excess of an Individual General Partner's or a Limited Partner's capital balance will be allocated to MGP.

NOTE 4 - **PARTNER CAPITAL ACCOUNT TRANSACTIONS:**

All net income allocated to partners will be reinvested. In order to maintain a $25,000 price per Unit, the number of Units held by each partner at the close of each fiscal period (generally June 30 and December 31, commencing December 31, 1994), is adjusted to equal the partner's capital account divided by $25,000.

As of the close of each fiscal period, the Fund will generally offer to repurchase 5% of the outstanding Units. The repurchase request deadline had generally been June 16 and December 17, of each year, but is subject to change based on the Securities and Exchange Commission's approval of the exemptive request. In light of the liquidation discussed in Note 1, the Fund's final offer to repurchase Units was for the period ended June 30, 2008. Future liquidating distributions will be determined by management based on relative cash balances.

The Fund has the right to sell additional Units at the beginning of each fiscal period, but as of June 10, 2008 is no longer be doing so as it is in the process of liquidating.

NOTE 4 -   **PARTNER CAPITAL ACCOUNT TRANSACTIONS (CONTINUED):**

Changes in Units outstanding are as follows:

	Limited Partners	Corporate General Partner	Individual General Partners	Total
Balance, December 31, 2007	1,332.1597	199.2052	17.6215	1,548.9864
Semi-annual adjustments of Units	(311.8349)	(47.7811)	(4.2267)	(363.8427)
Repurchases	(66.5677)	-	-	(66.5677)
Liquidating distribution	(818.5469)	(129.9572)	(11.4959)	(960.0000)
Balance, December 31, 2008	135.2102	21.4669	1.8989	158.5760
Semi-annual adjustment of Units	5.3090	0.8430	0.0746	6.2266
Liquidating distribution	(92.0867)	(14.6200)	(1.2933)	(108.0000)
Balance, June 30, 2009	48.4325	7.6899	0.6802	56.8026

NOTE 5 -   **PURCHASES AND SALES OF SECURITIES:**

Purchases and sales of securities for the six months ended June 30, 2009 aggregated $17,298 and $2,081,489, respectively.

NOTE 6 -   **INCOME TAXES:**

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income or loss based upon the partner's respective share of the Fund's income and expenses reported for income tax purposes.

NOTE 7 -   **RELATED PARTY TRANSACTIONS:**

AWM is the administrator of the Fund. The administrator's fee is computed monthly at an annual rate of 0.75% of the average net assets.

The Fund pays each Independent General Partner an annual fee of $5,000.

NOTE 8 -   **OTHER AGREEMENTS:**

The Fund entered into a consulting agreement whereby the consultant will provide management and financial advisory services to companies in which the Fund invests ("covered investments"). As compensation, the consultant earns ten percent of the appreciation on each covered investment for the agreed upon period. Of this amount, one half is currently payable and the remainder is deferred until a final payment date, as further defined in the consulting agreement.

NOTE 9 - **FAIR VALUE MEASUREMENTS:**

As of January 1, 2008, the Fund adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"), which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS No. 157, the Fund does not adjust the quoted price for these investments, even in situations where the Fund holds a large position and the sale could reasonably impact the quoted price.

Level 2   Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt as well as less liquid and restricted equity securities.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value required significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity and warrants.

The following table summarizes the valuation of the Fund's investments by SFAS No. 157 fair value hierarchy as described above as of June 30, 2009.

Description	Total	Level 1	Level 2	Level 3
Common Stocks	$ 276,315	$ 121,247	$ 1,080	$ 153,988
Preferred Stocks	766,055	-	12,534	753,521
Total	$ 1,042,370	$ 121,247	$ 13,614	$ 907,509

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTE 9 - **FAIR VALUE MEASUREMENTS (CONTINUED):**

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the six month period ended June 30 2009.

	Total		Common Stocks		Preferred Stocks		Corporate Debt		Warrants
Beginning Balance, January 1, 2009	$	1,271,365	$	316	$	614,635	$	290,852	$	365,562
Total gains or losses		(363,540)		153,988		138,886		(290,852)		(365,562)
Purchases		-		-		-		-		-
Transfers in / out of Level 3		(316)		(316)		-		-		-
Ending Balance, June 30, 2009	$	907,509	$	153,988	$	753,521	$	-	$	-

	Total		Common Stocks		Preferred Stocks		Corporate Debt		Warrants
The amount of gains (losses) included in income attributable to the change in unrealized gains (losses) relating to assets still held at June 30, 2009	$	292,874	$	153,988	$	138,886	$	-	$	-

Gains and losses (realized and unrealized), if any, would be included in the net realized loss on investments and net change in unrealized depreciation in the Statement of Operations – Liquidation Basis.

NOTE 10 -   **FINANCIAL HIGHLIGHTS:**

	Six Months Ended June 30, 2009	Year Ended December 31,				
		2008	2007	2006	2005	2004
Ratio of investment expenses to average net assets[1,2]	**0.00%**	0.00%	0.00%	0.00%	0.00%	0.00%
Ratio of operating expenses to average net assets[2]	**4.65%**	1.73%	1.33%	1.65%	0.86%	0.84%
Ratio of total expenses to average net assets[2]	**4.65%**	1.73%	1.33%	1.65%	0.86%	0.84%
Ratio of net income (loss) to average net assets[2]	**8.90%**	(29.37%)	(2.52%)	15.21%	2.53%	23.09%
Portfolio turnover rate	**4.08%**	35.22%	43.06%	81.20%	55.90%	63.46%

[1]The investment expenses reflected in the above ratio include, but are not limited to, consulting fees having a direct correlation to the performance of "covered investments," as further defined in Note 8 herein.

[2]For periods less than one year, ratios have been annualized.

NOTE 11 - RETURN ON PARTNER INVESTMENT:

At June 30, 2009, had a $25,000 investment been made at the following dates, the value would be:

Subscription Date	Value	Subscription Date	Value
January 1, 1994	$ 186,953	January 1, 2002	$ 39,659
January 1, 1995	170,915	July 1, 2002	45,244
July 1, 1995	151,338	January 1, 2003	48,966
January 1, 1996	126,207	July 1, 2003	37,471
July 1, 1996	95,274	January 1, 2004	26,253
January 1, 1997	90,170	July 1, 2004	24,405
July 1, 1997	85,411	January 1, 2005	21,866
January 1, 1998	75,775	July 1, 2005	23,712
July 1, 1998	77,696	January 1, 2006	21,419
January 1, 1999	86,134	July 1, 2006	20,183
July 1, 1999	79,477	January 1, 2007	18,928
January 1, 2000	51,802	July 1, 2007	18,013
July 1, 2000	44,372	January 1, 2008	19,750
January 1, 2001	45,380	July 1, 2008	22,978
July 1, 2001	39,670	January 1, 2009	25,982

NOTE 12 -   **INVESTMENTS IN RESTRICTED AND ILLIQUID SECURITIES:**

The Fund has made investments in securities that are not freely tradable due to Securities and Exchange Commission's regulations ("restricted securities") and in private companies ("illiquid securities"). The restricted securities may not be sold except in exempt transactions or when they have become registered under the Securities Act of 1933. Investing in restricted securities generally poses a greater risk than investing in more widely held, publicly traded companies. Restrictions imposed on the sale of these securities and the lack of a secondary market may affect the timing and price obtained for such sales. The following is a list of restricted and illiquid securities valued by the Fund as of June 30, 2009:

Issuer	Type of Security	Acquisition Date	Acquisition Cost	Value	Value as a % of Partners' Capital
E Ink Corporation	Common	9/12/07	$ -	$ 153,988	10.84%
E Ink Corporation, Series A	Preferred	11/7/05	241,773	297,875	20.98%
E Ink Corporation, Series B	Preferred	7/17/07	33,242	58,623	4.13%
E Ink Corporation, Series B	Preferred	9/12/07	84,952	142,355	10.02%
Verdasys, Inc. Series B	Preferred	9/3/04	201,478	254,668	17.93%
Total restricted and illiquid securities			$ 561,445	$ 907,509	63.90%

NOTE 13 -   **CREDIT RISK CONCENTRATION:**

Cash and cash equivalents consist principally of a balances held in a brokerage account with Morgan Stanley & Co. Incorporated. The balances are secured by the Securities Investor Protection Corporation up to $500,000, including up to $100,000 for free cash balances. Cash balances and securities in excess of these limits are covered by additional insurance maintained by the broker. Amounts in excess of insurance coverage are secured by the good faith and credit of the broker.

NOTE 14 - **APPROVAL OF ADVISORY CONTRACT (UNAUDITED):**

At a special meeting of the Independent General Partners ("IGPs") of the Fund held on December 2, 2008, the IGPs considered whether to approve the continuation of the existing Investment Advisory Agreement (the "Advisory Agreement") between the Fund and MGP. In addition to the materials the IGPs had reviewed throughout the course of the year, the IGPs received materials relating to the Advisory Agreement before the meeting and had the opportunity to ask questions and request further information in connection with its consideration.

The approval of the Advisory Agreement and the continuation of MGP as the investment adviser of the Fund is based upon the following findings as well as the specific considerations discussed below: (1) that the Advisory Agreement with MGP is in the best interest of the Fund; (2) that the services to be performed by MGP pursuant to the Advisory Agreement are services required for the operation of the Fund; (3) that MGP can provide services the nature and quality of which are at least equal to those provided by others offering the same services; and (4) that the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In determining whether to approve the Advisory Agreement, the IGPs considered various relevant factors, including those discussed below.

Nature, Extent and Quality of Service

In considering the nature, extent and quality of service to the Fund, the IGPs reviewed the Fund's investment objectives and strategy along with the advisory services provided to the Fund by MGP over both short- and long-term periods. The services provided include investment research, portfolio management and trading. The IGPs took into account the organizational depth and stability of the firm, noting that the Fund managers have considerable investment and trading experience and have managed the Fund since its inception. Furthermore, they do not use brokerage commissions to purchase third-party research.

Investment Performance

The IGPs considered the short- and long-term performance of the Fund, including both lesser and more profitable periods and noted favorable performance over the Fund's history as compared with relevant market indices.

NOTE 14 - **APPROVAL OF ADVISORY CONTRACT (UNAUDITED) (CONTINUED):**

Costs of Services Provided

The IGPs considered the compensation arrangement with MGP, such that the performance allocation of 20% is customary for the Fund's peer group. The IGPs also noted the use of a "highwater" mark in determining the profit threshold. The IGPs reviewed the expense ratio of the Fund and determined it to be fair and reasonable as compared to the Fund's peer group. Although the administrative fee charged is below industry averages, the overall expense ratio has increased due to the reduction in the net assets of the Fund resulting from the exchange offer effective January 1, 2006 and the liquidating distributions paid pursuant to the current liquidation.

Profits

The IGPs considered the level of MGP's profits in managing the Fund and concluded that the profit was fair and customary based on the Fund's peer group.

Economies of Scale

The IGPs, in considering economies of scale, reviewed whether there have been or if there is a potential for the realization of future economies of scale, and whether the Fund's investors would benefit from such scale. The IGPs noted that the consideration of economies of scale is not a determining factor as it relates to the approval of the Advisory Agreement with MGP.

In considering whether to approve the continuation of the Advisory Agreement, the IGPs did not weigh any one factor more than another. They concluded that the approval of this agreement was in the best interest of the Fund. The Advisory Agreement will continue for one year and is renewable by the IGPs after that for successive one year periods.

NOTE 15 - **PROXY VOTING:**

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to its portfolio securities is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The Fund's proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the SEC's website at www.sec.gov. Information as of June 30 each year will generally be available by the following August 31.

NOTE 16 -   **FORM N-Q:**

The Fund files a complete Portfolio of Investments for the first and third quarters of its fiscal year with the SEC on Form N-Q within 60 days of the end of such fiscal quarter. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

Item 2.   **Code of Ethics.**

Not Applicable at this time.

Item 3.   **Audit Committee Financial Expert.**

Not Applicable at this time.

Item 4.   **Principal Accountant Fees and Services.**

Not Applicable at this time.

Item 5.   **Audit Committee of Listed Registrants.**

Not applicable.

Item 6.   **Schedule of Investments**

The Unaudited Schedule of Investments is included in the report to shareholders filed under Item 1 of the Form.

Item 7.   **Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investment Companies**

Not Applicable at this time.

Item 8.   **Portfolio Managers of Closed-End Management Investment Companie.**

Not Applicable at this time.

Item 9.   **Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers.**

Not applicable at this time.

Item 10.   **Submission of Matters to a Vote of Security Holders.**

On March 10, 2008, the Independent General Partners approved the submission to a vote of the partners of a proposal to liquidate and dissolve the Fund (the "Liquidation Proposal"). On June 10, 2008 a Special Meeting of Partners was held whereby the requisite vote was cast in favor of the Liquidation Proposal. The current management will continue to operate the Fund during the liquidation process. MGP will continue to serve as the Fund's Investment Adviser, but will not make new investments unless considered necessary to preserve the value of existing investments as well as invest in short-term liquid securities for cash management purposes. On December 2, 2008 the Independent General Partners approved the initial liquidating distribution of $24 million, representing in excess of 85% of the Fund's net assets at the time, which was paid on December 8, 2008. On June 2, 2009 the Independent General Partners approved the second liquidating distribution of $2.7 million, representing in excess of 65% of the Fund's net assets at that time, which was paid on June 4, 2009.

See Item 1, Reports to Stockholders, Note 1 –General, Liquidation and Dissolution for further discussion.

Item 11.   **Controls and Procedures.**

(a)   Based on an evaluation of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this report, the registrant's principal executive and principal financial officers, or persons performing similar functions, concluded that the disclosure controls and procedures are effective.

(b)   There were no significant changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal half-year that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Item 12.   **Exhibits.**

(a)(1)   NOT APPLICABLE.

(a)(2)   CERTIFICATIONS REQUIRED BY ITEM 11(a)(2) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.CERT.

(b)   CERTIFICATIONS REQUIRED BY ITEM 11(b) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.906CERT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECIAL SITUATIONS FUND III, L.P.

By: /s/Austin Marxe
       Austin Marxe, Principal Executive Officer

Date: August 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/Austin Marxe
       Austin Marxe, Principal Executive Officer

Date: August 26, 2009

By: /s/ Rose M. Carling
       Rose M. Carling, Principal Financial Officer

Date: August 26, 2009

CERTIFICATION

I, Austin Marxe, certify that:

1. I have reviewed this report on Form N-CSR of Special Situations Fund III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2009   /s/ Austin Marxe
                                        Austin Marxe, Principal Executive Officer

CERTIFICATION

I, Rose Carling, certify that:

1. I have reviewed this report on Form N-CSR of Special Situations Fund III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2009   /s/Rose Carling
                                                Rose Carling, Principal Financial Officer

CERTIFICATION
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

The undersigned, Principal Executive Officer of Special Situations Fund III, L.P. (the "Registrant"), with respect to the Registrant's Form N-CSR for the period ended June 30, 2008, as filed with the Securities and Exchange Commission, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   such Form N-CSR fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   the information contained in such Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: August 26, 2009   /s/ Austin Marxe
                                       Austin Marxe, Principal Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Form N-CSR filed with the Commission.

CERTIFICATION
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

The undersigned, Principal Financial Officer of Special Situations Fund III, L.P. (the "Registrant"), with respect to the Registrant's Form N-CSR for the period ended June 30, 2008 as filed with the Securities and Exchange Commission, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   such Form N-CSR fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   the information contained in such Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: August 26, 2009   /s/Rose Carling
                                              Rose Carling, Principal Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Form N-CSR filed with the Commission.